

June 12, 2012

<u>Via E-mail</u>
Jean Madar
Chief Executive Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

     Re: **Inter Parfums, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 12, 2012
              File No. 0-16469

Dear Mr. Madar:

       We refer you to our comment letter dated May 18, 2012, regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Cecilia Blye

                                         Cecilia Blye, Chief
                                         Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance